Sainsbury's

RECEIVED

2008 FEB -8 A 1:19

Sainsbury's Supermarkets Ltd
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
Fax 020 7695 7610
www.sainsburys.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

[redacted]

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 22 January 2008

08000603

Dear Sir

SUPPL

J Sainsbury Announces: Holding(s) in Company X3.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 22 January 2008.

Yours sincerely

pp

Hazel Jarvis
Deputy Secretary

Enc

PROCESSED
FEB 13 2008
THOMSON FINANCIAL

dlw 2/11

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
   J Sainsbury plc

2. **Reason for the notification** (please state **Yes/No**): ( )

   An acquisition or disposal of voting rights: (Yes)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (Yes)

   An event changing the breakdown of voting rights: (Yes)

   Other (please specify) :

3. **Full name of person(s) subject to the notification obligation** (iii):
   Qatar Investment Authority

4. **Full name of shareholder(s)** (if different from 3.) (iv):
   Qatar Holding LLC

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):
   18 January 2008

6. **Date on which issuer notified:**
   22 January 2008

7. **Threshold(s) that is/are crossed or reached:**
   Each 1% threshold from 24% to 8% (inclusive)

8. **Notified details:**

   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)

elected to
cash settle the
TRS and no
longer has
economic
exposure to
the Relevant
Shares
through the
TRES.

Total (A+B)	
Number of voting rights	**% of voting rights**
123,300,000	7.075%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
Qatar Holding LLC is a wholly owned subsidiary of Qatar Investment Authority ("QIA") and acts under QIA's direction and control.

Proxy Voting: N/a

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

Qatar Holding LLC has elected to cash settle all of its rights and obligations under the Total Return Swap, through which it had a prior interest in elation to 311,864,241 shares in J Sainsbury plc.

Percentages in this disclosure have been calculated using the issued share capital number (1,742,860,939) as at 31 December 2007, as disclosed by Sainsbury plc on 2 January 2008.

14. Contact name:

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
   J Sainsbury plc

2. **Reason for the notification** (please state **Yes/No**): ( )

   An acquisition or disposal of voting rights: (Yes)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : ( )

3. **Full name of person(s) subject to the notification obligation** (iii):
   Credit Suisse Securities (Europe) Ltd

4. **Full name of shareholder(s)** (if different from 3.) (iv):
   Credit Suisse Securities (Europe) Ltd.
   Credit Suisse International

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):
   18.01.08

6. **Date on which issuer notified:**
   22.01.08

7. **Threshold(s) that is/are crossed or reached:**
   Below 3%

8. **Notified details:**
   ………………

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)

Justina Marfo

Other useful information
(at least legal representative for legal persons)
Glenda Burford

Identity of the notifier, if applicable (xvii)

Full name:
Hazel Jarvis

Contact address
J Sainsbury plc, 33 Holborn, London EC1N 2HT

Phone number:
0207 695 6378

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

....

C: Additional information:

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
   J Sainsbury plc

2. **Reason for the notification** (please state **Yes/No**): ( )

   An acquisition or disposal of voting rights: (Yes)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (Yes)

   An event changing the breakdown of voting rights: (Yes)

   Other (please specify) :

3. **Full name of person(s) subject to the notification obligation** (iii):
   Qatar Investment Authority

4. **Full name of shareholder(s)** (if different from 3.) (iv):
   Qatar Holding LLC

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):
   18 January 2008

6. **Date on which issuer notified:**
   22 January 2008

7. **Threshold(s) that is/are crossed or reached:**
   Each 1% threshold from 8% to 24% (inclusive)

8. **Notified details:**

A: Voting rights attached to shares

Qatar Holding LLC has acquired legal and beneficial ownership of an additional 311,864,241 shares in J Sainsbury plc representing 17.894% of J Sainsbury plc's total issued share capital.

Qatar Holding LLC previously had economic exposure to a corresponding number of shares in J Sainsbury plc under a total equity return swap with Credit

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

Qatar Holding LLC has acquired 311,864,241 shares in J Sainsbury plc.

By separate transaction, Qatar Holding LLC (and as separately notified) elected prior the transaction subject to this notification to cash a total equity return swap instrument with Credit Suisse International, through which Qatar Holding LLC had a prior interest in relation to an equal number (311,864,241) of shares in J Sainsbury plc.

Percentages in this disclosure have been calculated using the issued share capital number (1,742,860,939) as at 31 December 2007, as disclosed by Sainsbury plc on 2 January 2008.

14. Contact name:

Ahmad Al-Sayed

Qatar Holding LLC
P.O.Box 23224, Doha, Qatar

15. Contact telephone number:

Tel: +974 499 5900

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

[xv] The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

[xvi] This annex is only to be filed with the competent authority.

[xvii] Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END